Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated January 31, 2024, and each included in this Post-Effective Amendment No. 300 on the Registration Statement (Form N-1A, File No. 333-30810) of State Street Institutional Investment Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our reports dated November 22, 2023, with respect to State Street Income Fund and State Street U.S. Core Equity Fund (the “Funds”) (two of the funds constituting State Street Institutional Investment Trust) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended September 30, 2023, into this Registration Statement filed with the Securities and Exchange Commission.

Boston, Massachusetts
January 26, 2024